U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

BALDWIN, III                        L.                     THOMAS
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   (Last)                            (First)              (Middle)

141 WEST JACKSON BOULEVARD, SUITE #2850
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                                    (Street)

CHICAGO                                 IL                   60606
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   (City)                            (State)                (Zip)

NHANCEMENT TECHNOLOGIES, INC. (NHAN)
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


NOVEMBER, 2000
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4.   Statement for Month/Year


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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director *                           [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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                  *As of December 5, 2000.


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
COMMON STOCK, $.01 par value          11/1/00         P               17,100      A      $24.76
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COMMON STOCK, $.01 par value          11/2/00         P                3,000      A      $24.19
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COMMON STOCK, $.01 par value          11/6/00         P               24,990      A      $20.62     2,597,075 (1)   D
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                                                                                                       586,490 (1)   I
                                                                      By: Rosenthal Collins Group, L.L.C.
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) Rosenthal Collins Equities, L.L.C. transferred 574,083 shares on 11/24/2000 to Rosenthal Collins Group, L.L.C. Rosenthal Collins Group, L.L.C. transferred 200,000 shares on 11/6/2000 to this reporting person's securities account at Penson Financial Services, an unaffiliated broker/dealer; and transferred 700,000 shares on 11/22/2000 to this reporting person's securities account at J.P. Morgan Securities, Inc. Penson Financial Services transferred 623,990 shares on 11/22/2000 from this reporting person's account at such firm to his securities account at J.P. Morgan Securities, Inc. First Security Van Kasper, Inc., an unaffiliated broker/dealer, transferred 700,000 shares on 11/22/2000 to this reporting person's securities account at J.P. Morgan Securities, Inc. Indirect beneficial ownership of the shares held by Rosenthal Collins Group, L.L.C. remains in this reporting person. (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Series B                                                                       Common
Preferred Stock     (1)      10/31/00  P         35,000      (2)               Stock     259,259  $100      35,000   D
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Common Stock                                                                   Common
Warrants (3)        $6        9/8/00   J        300,000      9/8/00   7/31/01  Stock     300,000  Services 300,000   D
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
Explanation of Responses:

(1) Conversion price is the lesser of (i) $13.50 per share or (ii) 90% of the average closing bid prices for the 10 trading days immediately preceding the date of conversion; provided, that such converstion price shall not be less than $10.00.

(2)  Immediately convertible at the election of the holder.

(3) Previously reported on Form 4 for September 2000 and inadvertently omitted from Form 4 for October, 2000.



/s/ L. Thomas Baldwin III                                       12/11/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.